EXHIBIT 21.1

WeTrade Group Inc.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Utour Pte. Ltd.	Singapore

WeTrade Information Technology Limited	Hong Kong

Yueshang Information technology (Beijing) Limited	People’s Republic of China

Yueshang Technology Group (Hainan Special Economic Zone) Co., Ltd.	People’s Republic of China

Yueshang Group (Hunan) Network Technology Co., Ltd.	People’s Republic of China

WeTrade Digital (Beijing) Technology Co Limited	People’s Republic of China

Wuhu Yueshang Digital Information Technology Limited	People’s Republic of China

Tibet XiaoShang Technology Group Limited	People’s Republic of China